Filed by Remark Media, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Banks.com
Commission File No. 001-33074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2012

Remark Media, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-33720	33-1135689
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer ID Number)

Six Concourse Parkway, Suite 1500, Atlanta, GA 30328
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code	(770) 821-6670

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

The disclosures set forth below in Item 3.02 (Unregistered Sale of Equity Securities) are incorporated by reference into this Item 1.01.

Item 3.02 Unregistered Sale of Equity Securities.

On February 27, 2012, Remark Media, Inc. (the “Company”) entered into a Purchase Agreement with the Investors named therein for the sale of an aggregate of 944,777 shares of the Company’s common stock at $4.50 per share (the “Common Stock”) and warrants to purchase an aggregate of 236,194 shares of common stock at $6.81 per share (the “Warrants”) and intends to complete such offering on or about February 28, 2012 (the “Offering”). Each Warrant (a) has a five-year term from the date the Warrant first becomes exercisable, (b) is not exercisable for the first six months after issuance, and (c) has a cashless exercise provision. Certain Warrants contain an additional limitation providing that the Warrant is not exercisable if the number of shares of Common Stock issuable upon the exercise of this Warrant would result in beneficial ownership by the holder and its affiliates of more than a specified percentage of the outstanding shares of Common Stock, except that this restriction may be waived upon 61 days prior notice from the holder to the Company.

The closing of the Offering is subject to specified conditions to closing including the accuracy of the representations and warranties made by the Company, the receipt of irrevocable waivers from current investors in the Company with respect to preemptive and registration rights, the execution of the Registration Rights Agreement, the receipt by the Company of at least $4,000,000 from the Offering and other customary conditions to closing.

The Offering will result in aggregate cash proceeds to the Company of approximately $4,250,000.

At Closing, the Company will enter into a Registration Rights Agreement with the Investors whereby the Company will agree to file a registration statement (the “Registration”) with the Securities and Exchange Commission (the “SEC”) within 30 days of closing for the resale of the Common Stock sold in the Offering and the Common Stock underlying the Warrants. The Company has 90 days (or 120 days if the Registration is subject to review by the SEC) from closing to have the Registration declared effective by the SEC. If the Company fails to file the Registration in a timely manner, have the Registration declared effective in a timely manner, maintain its effectiveness or file current public information with the SEC, the Company will be required to pay to each holder an amount in cash equal to 1% of the aggregate purchase price of such holder for each 30 days or pro rata portion of 30 days thereof until cured.

In connection with the Offering, the Company will pay a placement agent fee of 7% of the proceeds of the offering or approximately $297,600 to Janney Montgomery Scott LLC (the “Placement Agent”), and issue a three-year warrant to the Placement Agent (the “Placement Agent Warrant”) to purchase up to an aggregate of 35,429 shares of Common Stock (3% of the total Common Stock and Warrants issued at closing) at an exercise price of $7.46 per share pursuant to a placement agent agreement with the Placement Agent.

The form of Warrant, form of Placement Agent Warrant, Purchase Agreement and Registration Rights Agreement are filed herewith as Exhibits 4.1, 4.2, 10.1 and 10.2, respectively. The foregoing summary descriptions of the form of Warrant, Placement Agent Warrant, Purchase Agreement and form of Registration Rights Agreement are qualified in their entirety by reference to the full texts of each such exhibit.

The Common Stock, Warrants and Common Stock issuable upon exercise of the Warrants (collectively, the “Securities”) have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and were issued and sold in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. These Securities may not be offered or sold by the Investors in the United States in the absence of an effective registration statement or an applicable exemption from registration requirements.

On February 28, 2012, Remark Media issued a press release announcing the execution of the Purchase Agreement and the closing of the offering. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

4.1	Form of Investor Warrant
4. 2	Form of Placement Agent Warrant
10. 1	Purchase Agreement dated February 27, 2012, among the Company and the Investors named therein
10.2	Form of Registration Rights Agreement between the Company and the Investors named therein
99.1	Press Release issued by Remark Media, Inc. dated February 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REMARK MEDIA, INC.

Date: February 28, 2012	By: /s/ Bradley T. Zimmer
Bradley T. Zimmer
Chief Operating Officer and General Counsel